Filed by Frontier Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Frontier Communications Corporation
Registration Statement No. 333-160789

The following email message was sent by Maggie Wilderotter and Dan McCarthy to all Frontier employees in West Virginia on October 20, 2009:

Dear Teammate,
You’ve been reading and hearing a lot over the last few weeks about Frontier’s agreement to acquire Verizon assets.  Since the deal was announced on May 13, 2009, we have kept focused on doing all the things that need to be done to assure a smooth transition.  But in many areas of West Virginia, the gloves have come off and a lot of lies and untruths about Frontier are being repeated.  Employees have written to Dan and me: “Enough!  When are you going to set the record straight about what is true?”  Good for them – a time comes when you have to say “No more.”

First, no matter what you read, this transaction is good for all Frontier employees, including you.  It gives us the scale to compete better.  It will increase our share of the market in West Virginia and help secure and grow jobs at a time when the unemployment rate is the highest in more than 25 years.

Second, Frontier wants to expand broadband technology to all West Virginians.  That’s vital to educating children and improving access to medical and financial resources. Broadband is a competitive advantage!  We want to take what you’ve done and extend it so that new customers can enjoy 92% broadband availability.

Third, we will be an important part of all of our communities in West Virginia.  Our new customers will have general managers who live, work and support their local markets.

Fourth, the union loves to use the word “greed” when describing this deal. They are angry that Verizon wants to sell its landlines and other assets in West Virginia.  Their issue is with Verizon, not Frontier.  Frontier has agreed to a transaction that will dramatically increase our size and reduce our debt in relation to the revenue we will gain.  We have a strong management team and great employees.  We can do this deal.  If we couldn’t, we would have done a lot of smaller ones instead.  But we are ready, willing and able, financially and otherwise, to do this deal.

Finally, don’t be misled by union blasts that are paid for with your hard-earned dues. Big, expensive ads don’t make something true.  Don’t go negative – be positive that Frontier is good for West Virginia!

West Virginia’s motto is Mountaineers Always Free, and we are confident that you will use your independence and proud history to set the record straight when people try to tear down all the hard work and effort you’ve put into your state.  Frontier wants to be in West Virginia, invest in it and help it grow.  That’s a goal we should all celebrate.

Thank you again for all you do each day for our customers in West Virginia. Many of our customers are speaking out in favor of the transaction. We hope all of you will get vocal in your support of this deal too.

Sincerely,
Maggie Wilderotter	Dan McCarthy
Chairman and CEO	Executive Vice President and COO

Forward-Looking Language

This filing contains forward-looking statements that are made pursuant to the safe harbor provisions of The Private Securities Litigation Reform Act of 1995.  These statements are made on the basis of management’s views and assumptions regarding future events and business performance. Words such as “believe,” “anticipate,” “expect” and similar expressions are intended to identify forward-looking statements.  Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements.  These risks and uncertainties are based on a number of factors, including but not limited to: Our ability to complete the acquisition of access lines from Verizon; the failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals for the Verizon transaction; the failure to receive the IRS ruling approving the tax-free status of the Verizon transaction; the failure of our stockholders to approve the Verizon transaction; the ability to successfully integrate the Verizon operations into Frontier’s existing operations; the effects of increased expenses due to activities related to the Verizon transaction; the ability to migrate Verizon’s West Virginia operations from Verizon owned and operated systems and processes to Frontier owned and operated systems and processes successfully; the risk that the growth opportunities and cost synergies from the Verizon transaction may not be fully realized or may take longer to realize than expected; the sufficiency of the assets to be acquired from Verizon to enable us to operate the acquired business; disruption from the Verizon transaction making it more difficult to maintain relationships with customers, employees or suppliers; the effects of greater than anticipated competition requiring new pricing, marketing strategies or new product or service offerings and the risk that we will not respond on a timely or profitable basis; reductions in the number of our access lines and High-Speed Internet subscribers; our ability to sell enhanced and data services in order to offset ongoing declines in revenue from local services, switched access services and subsidies; the effects of ongoing changes in the regulation of the communications industry as a result of federal and state legislation and regulation; the effects of competition from cable, wireless and other wireline carriers (through voice over internet protocol (VOIP) or otherwise); our ability to adjust successfully to changes in the communications industry and to implement strategies for improving growth; adverse changes in the credit markets or in the ratings given to our debt securities by nationally accredited ratings organizations, which could limit or restrict the availability, or increase the cost, of financing; reductions in switched access revenues as a result of regulation, competition and/or technology substitutions; the effects of changes in both general and local economic conditions on the markets we serve, which can impact demand for our products and services, customer purchasing decisions, collectability of revenue and required levels of capital expenditures related to new construction of residences and businesses; our ability to effectively manage service quality; our ability to successfully introduce new product offerings, including our ability to offer bundled service packages on terms that are both profitable to us and attractive to our customers; changes in accounting policies or practices adopted voluntarily or as required by generally accepted accounting principles or regulators; our ability to effectively manage our operations, operating expenses and capital expenditures, to pay dividends and to repay, reduce or refinance our debt; the effects of bankruptcies and home foreclosures, which could result in increased bad debts; the effects of technological changes and competition on our capital expenditures and product and service offerings, including the lack of assurance that our ongoing network improvements will be sufficient to meet or exceed the capabilities and quality of competing networks; the effects of increased medical, retiree and pension expenses and related funding requirements; changes in income tax rates, tax laws, regulations or rulings, and/or federal or state tax assessments; the effects of state regulatory cash management policies on our ability to transfer cash among our subsidiaries and to the parent company; our ability to successfully renegotiate union contracts expiring in 2009 and thereafter; further declines in the value of our pension plan assets, which could require us to make contributions to the pension plan beginning no earlier than 2010; our ability to pay dividends in respect of our common shares, which may be affected by our cash flow from operations, amount of capital expenditures, debt service requirements, cash paid for income taxes (which will increase in 2009) and our liquidity; the effects of any unfavorable outcome with respect to any of our current or future legal, governmental or regulatory proceedings, audits or disputes; the possible impact of adverse changes in political or other external factors over which we have no control; and the effects of hurricanes, ice storms or other severe weather. These and other uncertainties related to our business are described in greater detail in our filings with the Securities and Exchange Commission, including our reports on Forms 10-K and 10-Q, and the foregoing information should be read in conjunction with these filings. We do not intend to update or revise these forward-looking statements to reflect the occurrence of future events or circumstances.

Additional Information and Where to Find It

This filing is not a substitute for the definitive prospectus/proxy statement included in the Registration Statement on Form S-4 that Frontier filed, and the SEC has declared effective, in connection with the proposed transactions described in the definitive prospectus/proxy statement.  Frontier began mailing the definitive prospectus/proxy statement to its shareholders on September 21, 2009.  INVESTORS ARE URGED TO READ THE DEFINITIVE PROSPECTUS/PROXY STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS.  The definitive prospectus/proxy statement and other documents filed or to be filed by Frontier with the SEC are or will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Frontier, 3 High Ridge Park, Stamford, CT 06905-1390, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Frontier and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Frontier is set forth in the definitive prospectus/proxy statement referred to above. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the definitive prospectus/proxy statement and other relevant materials filed with the SEC.